SYNERGY RESOURCES CORPORATION
                                20203 Highway 60
                              Platteville, CO 80651
                                 (970) 737-1073



                                January 11, 2010



Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4628

      Re:   Synergy Resources Corporation
            Form S-1
            File No. 333-161895

      Synergy Resources Corporation (the "Company") requests that the effective date of the above captioned Registration Statement be accelerated to January 12, 2010, 3:00 p.m. Eastern time, or as soon as practicable thereafter.

      The Company understands that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                 Very Truly Yours,


                                 /s/ Ed Holloway

                                 Ed Holloway, Chief Executive Officer